EXHIBIT 4.6

Form of Amended and Restated Redemption Plan

FORM OF

AMENDED AND RESTATED REDEMPTION PLAN

CNL INCOME PROPERTIES, INC., a Maryland corporation (the “Company”), has adopted an Amended and Restated Redemption Plan (the “Redemption Plan”) by which shares of the Company’s common stock (the “Shares”) may be repurchased by the Company from stockholders subject to the terms and conditions set forth below.

1. Redemption Price. The Company’s Redemption Plan is designed to provide eligible stockholders with limited, interim liquidity by enabling them to sell Shares back to the Company prior to the listing of the Shares on a national securities market. Subject to certain restrictions discussed below, the Company may repurchase fractional Shares computed to five decimal places, from time to time, at the following prices:

(i)	$9.25 per share for stockholders who have owned those Shares for at least one year;

(ii)	$9.50 per share for stockholders who have owned those Shares for at least two years;

(iii)	$9.75 per share for stockholders who have owned those Shares for at least three years, and

(iv)	a price determined by the Company’s board of directors, but in no event less than $10.00 per share, for stockholders who have owned those Shares for at least four years.

Notwithstanding the foregoing, during the period of any public offering, the repurchase price will be equal to or below the price of Shares offered in such public offering. For purposes of calculating the ownership periods set forth above, if a stockholder acquired Shares through a transfer from a prior stockholder, the acquiring stockholder’s period of ownership shall include the period its Shares were owned by the prior owner of such Shares.

Stockholders who have purchased Shares in the Company’s initial offering (SEC File No. 333-108355) (the “Existing Stockholders”), shall be redeemed at no less than $9.50 per Share upon effectiveness of the Redemption Plan. Existing Stockholders will be eligible to redeem Shares at greater than $9.50 per Share once they have held Shares for longer than two years in accordance with the prices set forth above. If a stockholder wishes to redeem Shares acquired under the Company’s reinvestment plan, the redemption price for such Shares shall be the initial offering price of the Shares for which the distributions under the reinvestment plan were issued, and not the price of the Shares issued under the reinvestment plan. With respect to redemption requests made in connection with Shares acquired at multiple points in time, the pricing associated with the Shares held for the longest period of time (based on the above table) shall be applied first, until such time as all Shares purchased at such point in time have been redeemed. At such time, pricing associated with the remaining Shares then held for the next applicable longest period of time shall be applied, and so on. With respect to Shares purchased at a discounted price, such as Shares purchased net of selling commissions and marketing support fees, Shares subject to reduced acquisition fees or Shares purchased through volume discounts (as described more fully in the section of the Company’s prospectus entitled “Plan of Distribution”), the repurchase price for such discounted Shares shall be: (i) 92.5% of the purchase price per share of such discounted Shares for stockholders who have owned their Shares for at least one year; (ii) 95.0% of the purchase price per Share of such discounted Shares for stockholders who have owned their Shares for at least two years; (iii) 97.5% of the purchase price per Share of such discounted Shares for stockholders who have owned their Shares for at least three years; and (iv) a price determined by the Company’s board of directors but in no event less than 100% of the purchase price per Share of such discounted Shares for stockholders who have owned their Shares for at least four years.

2. Redemption of Shares. Any stockholder who has held Shares for not less than one year (other than the Company’s advisor) may present for the Company’s consideration all or any portion equal to at least 25% of his Shares for redemption at any time, in accordance with the procedures outlined herein. At such time, the Company may, at its sole option and to the extent it has sufficient funds available, choose to redeem Shares presented for redemption for cash. Factors that the Company will consider in making its determination to redeem Shares include:

(i)	whether such redemption impairs the Company’s capital or operations;

(ii)	whether an emergency makes such redemption not reasonably practical;

(iii)	whether any governmental or regulatory agency with jurisdiction over the Company so demands for such action for the protection of the Company’s stockholders;

(iv)	whether such redemption would be unlawful; or

(v)	whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which would prevent the Company from qualifying as a real estate investment trust for tax purposes.

If the Company elects to redeem Shares, the conditions and limitations described herein would apply. The full amount of the proceeds from the sale of Shares under the reinvestment plan (the “Reinvestment Proceeds”) attributable to any calendar quarter will be used to redeem Shares presented for redemption during such quarter. In addition, the Company may, at the Company’s discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of the Company’s common stock for redemptions. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use in addition to the amount of offering proceeds and Reinvestment Proceeds that would otherwise be available for redemptions. At no time during a 12-month period, however, may the number of Shares the Company redeems (if the Company determines to redeem Shares) exceed 5% of the weighted average number of Shares of the Company’s common stock at the beginning of such 12-month period.

Further, the Company has the right to waive the holding periods and redemption prices set forth in Section I above in the event of the death, permanent disability or bankruptcy of a stockholder or other exigent circumstances. If the Company determines to permit any such redemption, notwithstanding anything contained in this plan to the contrary, the price at which the Shares may be redeemed shall be the lesser of (a) $10.00 or (b) the price at which such Shares were purchased. Except for the holding periods and redemption prices, any Shares redeemed pursuant to the exercise of this authority will be otherwise subject to the procedures and limitations set forth in this Redemption Plan. There is no assurance that there will be sufficient funds available for redemption or that the Company will exercise its discretion to redeem such Shares and, accordingly, a stockholder’s Shares may not be redeemed.

3. Insufficient Funds. In the event there are insufficient funds to redeem all of the Shares for which redemption requests have been submitted, and the Company determines to redeem Shares, the Company will redeem Shares on a pro rata basis at the end of each quarter. A stockholder whose Shares are not redeemed due to insufficient funds in that quarter can ask that the request to redeem the Shares be honored at such time as sufficient funds exist. In such case, the redemption request will be retained and such Shares will be redeemed (if the Company determines to redeem Shares) in the same manner as described above, at the end of the next quarter. Alternatively, if a redemption request is not satisfied and the stockholder does not make a subsequent request to redeem its Shares at such time as sufficient proceeds from the Company’s reinvestment plan exist, the Company will treat the initial redemption request as cancelled. Stockholders will not relinquish their Shares of common stock to the Company until such time as the Company commits to redeem such Shares. Commitments to redeem Shares will be made at the end of each quarter and will be communicated to each stockholder who has submitted a request in writing. Until such time as a commitment is communicated and Shares are actually delivered to the Company, a stockholder may withdraw its redemption request.

4. Excess Funds. If the full amount of funds available for redemptions in any given quarter exceeds the amount necessary for redemptions, the remaining amount may be held for subsequent redemptions unless such amount is sufficient to make an additional investment (directly or through a joint venture), or is used to repay outstanding indebtedness. In that event, the Company may use all or a portion of such amount to make additional investments or to repay outstanding indebtedness, provided that the Company (or, if applicable, the joint venture) enters into a binding contract to make such investments, or repays such outstanding indebtedness, prior to payment of the next quarter’s distribution and the Company’s receipt of requests for redemption of Shares.

5. Redemption Requests. A stockholder who wishes to have his or her Shares redeemed must mail or deliver a written request to the redemption agent, which is currently Bank of New York, on a form the Company will provide, executed by the stockholder, its trustee or authorized agent. The redemption agent at all times will be registered or exempt from registration as a broker-dealer with the Securities and Exchange Commission and each state securities commission. Within 30 days following the redemption agent’s receipt of the stockholder’s request, the redemption agent will forward to such stockholder the documents necessary to affect the redemption, including any signature guarantee the Company or the redemption agent may require. The redemption agent will affect such redemption for the calendar quarter, provided that it receives the properly completed redemption documents relating to the Shares to be redeemed from the stockholder at least one calendar month prior to the last day of the current calendar quarter and has sufficient funds available to redeem the Shares. The effective date of any redemption will be the last date during a quarter during which the redemption agent receives the properly completed redemption documents. As a result, the Company anticipates that, assuming sufficient funds are available for redemption, redemptions will be paid no later than 30 days after the quarterly determination of the availability of funds for redemption.

Upon the redemption agent’s receipt of notice for redemption of Shares, the redemption price will be based on such terms as the Company shall determine. As set forth in paragraph 1 above, the redemption price for Shares of the Company’s common stock will based on the length of time such Shares have been held and the price for which such Shares were issued, which amount will never exceed the then current offering price of the Company’s common stock.

6. Amendment or Suspension of the Plan. The redemption price paid to stockholders for Shares of common stock the Company redeems may vary over time to the extent that the United States Internal Revenue Service changes its ruling regarding the percentage discount that a real estate investment trust may give on reinvested Shares, or to the extent that the board of directors determines to make a corresponding change to the price at which it offers Shares pursuant to its reinvestment plan. Because the proceeds from the reinvestment plan are the primary source of funds to redeem Shares under the Redemption Plan, the Company would then adjust the maximum redemption price to match the price at which the Company offers Shares under its reinvestment plan. Our board of directors will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with stockholders. The Company will provide at least 30 days advance notice prior to effecting a price adjustment: (i) in the Company’s annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. While the Company is engaged in an offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws.

A stockholder may present fewer than all of his or her Shares to the Company for redemption, provided, however, that:

(i)	the minimum number of Shares which must be presented for redemption shall be at least 25% of his or her Shares, and

(ii)	if such stockholder retains any Shares, he or she must retain at least $5,000 worth of Shares based on the then current offering price.

The board of directors, in its sole discretion, may amend or suspend the Redemption Plan at any time if it determines that such amendment or suspension is in the Company’s best interests. The board of directors may amend or suspend the Redemption Plan if:

(i)	it determines, in its sole discretion, that the Redemption Plan impairs the Company’s capital or operations;

(ii)	it determines, in its sole discretion, that an emergency makes the Redemption Plan not reasonably practical;

(iii)	any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the stockholders;

(iv)	it determines, in its sole discretion, that the Redemption Plan would be unlawful;

(v)	it determines, in its sole discretion, that redemptions under the Redemption Plan, when considered with all other sales, assignments, transfers and exchanges of the Shares, could cause direct or indirect ownership of the Shares to become concentrated to an extent which would prevent the Company from qualifying as a real estate investment trust under the Internal Revenue Code; or

(vi)	it determines, in its sole discretion, that such amendment or suspension would be in the Company’s best interest.

If the Company’s board of directors amends or suspends the Redemption Plan, the Company will provide stockholders with at least 30 days advance notice prior to effecting such amendment or suspension: (i) in the Company’s annual or quarterly reports or (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. While the Company is engaged in an offering, the Company will also include this information in a prospectus supplement or post-effective amendment to the registration statement as required under federal securities laws. For a discussion of the tax treatment of redemptions, see the section of the Company’s prospectus entitled “Federal Income Tax Considerations — Taxation of Stockholders.” The Redemption Plan will terminate, and the Company no longer shall accept Shares for redemption, if and when its Shares are listed on a national securities market. See the section of the Company’s prospectus entitled “Risk Factors — Offering-Related Risks — Selling your shares will be difficult, because there is no market for our common stock.”

7. Governing Law. THIS REDEMPTION PLAN AND A STOCKHOLDER’S ELECTION TO PARTICIPATE IN THE REDEMPTION PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF FLORIDA APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY IN SAID STATE; PROVIDED, HOWEVER, THAT CAUSES OF ACTION FOR VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS SHALL NOT BE GOVERNED BY THIS SECTION 7.

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